October 27, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E. Washington, D.C. 20549
Attention: Blaise Rhodes and Angela Lumley

RE: Laureate Education, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 23, 2023 (the “Form 10-K”)
File No. 001-38002

Ladies and Gentlemen:

Laureate Education, Inc. (the “Company”, “we” or “our”) is submitting the following response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter dated October 16, 2023, regarding the Company’s Form 10-K. For ease of reference, we have repeated the Staff’s comment in bold which precedes our response.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Non-GAAP Financial Measure, page 39

1. We note that your calculation for EBITDA begins with income (loss) from continuing operations rather than net income (loss). Please explain why you believe this presentation is appropriate or revise. Refer to Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we respectfully note that, during the third quarter of 2018, the Company announced that it planned to focus on its principal markets and began a series of divestitures of assets in its other non-core markets. At that time, those assets represented a significant portion of our business. Consistent with Accounting Standard Codification 205-20, “Discontinued Operations”, starting in the third quarter of 2018, the Company presented the financial results of the entities that were being divested as discontinued operations in its consolidated financial statements. Thereafter, income (loss) from discontinued operations has typically represented a significant portion of the Company’s net income (loss). In fact, in certain periods after the third quarter of 2018, the amount of income (loss) from discontinued operations was larger than income (loss) from continuing operations. Due to the significant proportion of income (loss) from discontinued operations, management determined that income (loss) from continuing operations instead of net income (loss) represented the most directly comparable GAAP financial measure to EBITDA and Adjusted EBITDA.

As we have now completed all of our planned divestitures, the amount of income (loss) from discontinued operations currently is, and we believe will continue to be, significantly less than in prior periods. Based on this development and in response to the Staff’s comment, beginning with its earnings release and Form 10-Q for the quarter ended September 30, 2023, the Company will update its presentation of its calculation for EBITDA and Adjusted EBITDA to begin with net income (loss). This change in presentation will not result in a change to previously reported EBITDA or Adjusted EBITDA amounts for any prior period.

* * * * *

We hope that the foregoing addresses the Staff’s comment. If you have any further questions or comments, or if you require any additional information, please contact me at rick.sinkfield@laureate.net.

Sincerely,

/s/ Richard H. Sinkfield III

Richard H. Sinkfield III
Chief Legal Officer and
Chief Ethics & Compliance Officer